SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             --------------------

                                  Schedule 13G

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                              (Amendment No. 2)*


                                  OPTIKA INC.
                                (Name of Issuer)


                                 COMMON STOCK
                         (Title of Class of Securities)


                                  68 3973 101
                                 (CUSIP Number)


            * The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                               (Page 1 of 5 Pages)

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Paul Carter
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)     (b)
-------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States Permanent Resident Alien; Citizen of United
        Kingdom
-------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
      NUMBER               696,518 shares  Includes 91,555 shares held of
        OF                 record by the Paul Carter Irrevocable Trust and
      SHARES               120,000 shares issuable upon exercise of options.
                           See box 9.
                    -----------------------------------------------------------
   BENEFICIALLY       6    SHARED VOTING POWER
     OWNED BY              50,668 shares  Includes shares held by spouse.
                           See box 9.
                    -----------------------------------------------------------
     REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON               629,018 shares  Includes 91,555 shares held of
       WITH                record by the Paul Carter Irrevocable Trust and
                           120,000 shares issuable upon exercise of options. See
                           box 9..
                    -----------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER
                           118,168 shares  Includes 67,500 shares subject to
                           currently exercisable options held by third
                           parties and 50,668 shares  held by spouse.  See
                           box 9.
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               747,186 shares.  Includes 50,668 shares held of record by Iris
               C. Carter, the spouse of the Reporting Person, and 91,555 shares held of record by the Paul Carter Irrevocable Trust, which shares the Reporting Person disclaims beneficial ownership. Includes 120,000 shares pursuant to the exercise of options. Also includes 67,500 shares subject to currently exercisable options held by third parties.
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.4%
-------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer:

                  Optika Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices:

                  7450 Campus Drive, Suite 200
                  Colorado Springs, CO  80920


Item 2(a)   Name of Person Filing:

                  Paul Carter


Item 2(b)   Address of Principal Business Office or, if none, Residence:

                  7450 Campus Drive, Suite 200
                  Colorado Springs, CO  80920


Item 2(c)   Citizenship:

                  See Row 4 of cover page.


Item 2(d)   Title of Class of Securities:

                  Common Stock, Par Value $.001 per share


Item 2(e)   CUSIP Number:

                  68 3973 101


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.     Ownership.

            (a) Amount Beneficially Owned:  See Row 9 of cover page.

            (b) Percent of Class: See Row 11 of cover page.

            (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: See Row 5 of cover page.

            (ii) shared power to vote or to direct the vote: See Row 6 of cover page.

            (iii) sole power to dispose or to direct the disposition of: See Row 7 of cover page.

            (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page.



Item 5.     Ownership of Five Percent or Less of a Class.

                  Not Applicable


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable


Item 7.     Identification   and   Classification   of  the  Subsidiary  Which
            Acquired  the  Security  Being  Reported on by the Parent  Holding
            Company.

                  Not Applicable


Item 8.     Identification and Classification of Members of the Group.

                  Not Applicable


Item 9.     Notice of Dissolution of Group.

                  Not Applicable


Item 10.    Certification.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 16, 1999



/s/ Paul Carter
--------------------
Paul Carter